

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2023

Stephen Worland, Ph.D.
Chief Executive Officer
eFFECTOR Therapeutics, Inc.
142 North Cedros Avenue, Suite B
Solana Beach, California 92075

   Re: eFFECTOR Therapeutics, Inc.
    Registration Statement on Form S-3
    Filed June 16, 2023
    File No. 333-272738

Dear Stephen Worland:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Daniel Crawford at 202-551-7767 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences

cc: Matthew T. Bush, Esq.